July 29, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block, Attorney-Advisor

Re:	Euronav NV

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted June 16, 2014

CIK No. 0001604481

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Euronav NV (the “Company”) in connection with the registration of the Company’s ordinary shares under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on April 29, 2014. By letter dated May 23, 2014, (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was confidentially submitted to the Commission for review on June 16, 2014. By letter dated June 27, 2014, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First Amended Draft Registration Statement. The second amended draft registration statement on Form F-1 (the “Second Amended Draft Registration Statement”), which responds to the Staff’s comments contained in the Second Comment Letter is today being submitted to the Commission for confidential review.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Draft Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Prospectus Summary, page 1

Our Business, page 1

1.	We note your response to our prior comment 7 and that you indicate the agreements have been filed, but we are unable to locate the agreement or memorandum of agreement. Please advise. Please note that we may have additional comments when such documents are filed.

The Company expects to file the Maersk Framework Agreement and a Form of Memorandum of Agreement as exhibits to a subsequent submission.

Corporate Structure, page 9

2.	Please provide some additional disclosure accompanying the chart on page 10 to explain what is meant by your “simplified organization structure.” Please include text to accompany the diagram to explain that, for instance, the principal shareholders, or other shareholders, of Euronav NV are not depicted in the diagram.

In response to the Staff’s comment, the Company has removed the term “simplified” from the description of its organizational structure, and has added clarifying disclosure that the structure depicted reflects the ownership of the Company’s direct and indirect management entities and vessel-owning subsidiaries, and does not reflect ownership of the Company by its principal or other shareholders.

Summary Financial and Operating Data, page 13

Selected Consolidated Financial and Other Data, page 50

3.	We note the changes that have been made to your summary financial and operating data and your selected consolidated financial and other data in response to our prior comment 21 but do not believe that the changes made were fully responsive to our prior comment. As noted in our prior comment, since the general and administrative expenses associated with your joint ventures are not reflected in your consolidated financial statements under IFRS, we do not believe it is appropriate to present a measure that includes expenses that are not included in your financial statements on a consolidated basis. Accordingly, please revise to delete the measure “average daily general and administrative expenses per vessel-owned tanker segment and joint ventures” from your summary financial and operating data and your selected consolidated financial and other data.

In response to the Staff’s comment, the Company has removed “average daily general and administrative expenses per vessel-owned tanker segment and joint ventures” from its summary financial operating data and selected consolidated and other data.

4.	We note the changes that have been made to footnote (9) in response to our prior comment 22. Please revise the reconciliation of your profit and loss to your adjusted EBITDA to provide separate disclosure of the adjustments related to your equity accounted investees.

In response to the Staff’s comment, the Company has revised its reconciliation of profit and loss to adjusted EBITDA to provide separate disclosure of the adjustments related to its equity accounted investees.

Management’s Discussion and Analysis of Financial Condition, page 54

Critical Accounting Policies, page 59

Vessel Impairment, page 60

5.	We note from your response to our prior comment 31 that the Company believes that it has properly defined its cash generating unit as a group of vessels operating as a fleet in accordance with IAS 36 rather than on an individual basis. We also note that although the Company’s vessels operate independently of each other under separate charters, the Company believes that its vessels are substantially interchangeable such that they should not individually represent a separate cash-generating unit for purposes of any impairment analysis. We further note that for vessels participating in pooling arrangements where the Company receives its share of net voyage revenues less administrative expenses in accordance with a system of points allocated to each vessel, it would not be possible to determine the amount of cash inflows at the level of each individual vessel. While we understand that because separate cash flows for vessels operating in pooling arrangements are not available, these vessels must be evaluated for impairment on a collective basis, we continue to have concern that it may not be appropriate to include your tankers not operating in pools and FSOs into two cash generating units for purposes of your impairment analysis pursuant to IAS 36. As outlined in paragraph 6 of IAS 36, a cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Since both your tankers that do not operate in pools and your FSOs operate independently of each other under separate charter arrangements that are largely independent of the cash inflows from other assets or groups of assets, we continue to believe that your tankers that do not operate in pools and your FSO’s should be individually evaluated for impairment as separate cash-generating units pursuant to the guidance in IAS 36. Please revise your impairment analysis with respect to your tankers not operating in pools and your FSO’s to treat each vessel as a separate cash-generating unit for purposes of your most recent impairment analysis. Alternatively, please explain in further detail why you do not believe your vessels not operating in pools or your FSO’s do not represent separate cash generating units as defined in paragraph 6 of IAS 36.

The Company respectfully advises the Staff that it believes it has properly defined its cash generating unit as a group of vessels operating as a fleet (rather than on an individual basis), in accordance with IAS 36, irrespective of whether each vessel is employed on a charter, in the spot market, or through a pooling arrangement, due to the similarity and interchangeability of the Company’s vessels and the high likelihood that a vessel will change employment types during its useful life.

IAS 36.68 states that “a cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets.” In addition, IAS 36.72 states that the “composition of a cash generating unit should remain consistent from period to period.”

The Company notes the Staff’s concern that at a given point in time, the cash inflows for a vessel that is not operated in a pool could be established on an individual basis and considered as “independent of cash inflows from other assets or groups of assets.” However, the Company believes that its evaluation of the independence of cash inflows for each vessel as compared to other vessels or groups of vessels should not be dependent on how the vessel is employed during a relatively short period, but rather, should be dependent on the expected future employment of such vessel over the estimated full useful life of the vessel.

As described throughout the Second Amended Draft Registration Statement, the Company pursues a “chartering strategy that seeks an optimal mix of employment of [its] vessels depending on the fluctuations of freight rates in the market and [its] own judgment as to the direction of those rates in the future, [and therefore, it’s vessels are] routinely employed on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component.” In view of this strategy, each of the Company’s vessels has historically and will likely in the future change employment types throughout the course of its useful life. Vessels that are currently operating under a charter could change employment during, or at the end of, their current contracts to operate in a pool or under another arrangement. Changing the employment type of vessels is a common practice in the Company’s industry and is a regular occurrence in the Company’s business, as illustrated by the following examples:

•	In April 2013, the Company’s VLCC, TI Europe, was removed from the TI Pool and employed under a storage time charter for approximately one month before being drydocked, and is currently trading in a spot market.

•	In March 2012, the Company’s VLCC, Luxembourg (which was subsequently sold in May 2014), was removed from the TI Pool and employed on a time charter until August 2013, after which time the vessel was traded in the spot market.

•	In February 2010, the Company’s VLCC, Flandre, joined the TI Pool upon expiration of a time charter.

Furthermore, in view of the requirement under IAS 36.72 that cash generating units be identified consistently from period to period, the Company does not believe it would be appropriate to change its cash generating units based on the vessels’ current employment at the time of measurement, as such employment is likely to change in the future and may cause confusion for investors to the extent vessels are reclassified from period to period.

Finally, as mentioned in the Company’s prior response, the Company believes that its vessels are substantially interchangeable and many are “sister vessels” (vessels built at the same shipyard that share nearly identical type, size, structure, features and equipment). A vessel employed on a long-term contract may often be exchanged with or replaced by another vessel with similar characteristics either before or during such contract, depending on their similarity in size, age and condition, either due to the availability of a vessel or because of planned or unplanned maintenance, such as dry dockings, or otherwise. The Company’s vessel employment contracts often allow the

Company to exchange an originally tendered vessel for another vessel, at the Company’s discretion. The Company has, in the past, exchanged vessels across multiple charterers in reliance on this provision, as illustrated by the following examples:

•	Charter agreement dated March 24, 2014, contracted to tender Cap Isabella, however Cap Georges was ultimately employed under this agreement.

•	Charter agreement dated May 21, 2014, contracted to tender Cap Lara, however Cap Felix was ultimately employed under this agreement.

•	Charter agreement dated December 11, 2013, contracted to tender Suez Hans, however Cap Leon was ultimately employed under this agreement.

This interchangeability also exists between the Company’s vessel classes – Suezmax and VLCC. For example, mid-voyage, the Company’s Suezmax, Cap Charles, was exchanged for a VLCC, Navarin, due to technical problems and the resulting need for the Cap Charles to undergo unscheduled maintenance. In addition, the Company frequently grants offshore contractors an option to buy sister vessels of the same build year, subject to the Company’s selection of the vessel. For example, the Company recently granted an option to Modec Inc, a global supplier and operator of offshore floating platforms, to acquire any of the Company’s four Suezmax vessels that were built in 1998 by Samsung Heavy Industries.

For the foregoing reasons, the Company believes that the cash inflows generated by its vessels cannot be reliably forecasted on an individual basis, as the type of employment for each vessel routinely changes over its useful life, and the Company’s impairment methodology, as currently in place, complies with IAS 36 and the applicable IFRS requirements.

6.	We note your response to our prior comment 32 and the revisions that have been made to page 61 of MD&A in response to our prior comment. However, we do not believe that your revisions or your response adequately addressed the concerns raised in our prior comment. Given the significant volatility that has existed in recent periods with respect to vessel charter rates, and the significant variation in the results of your impairment analysis that could occur in the event that different assumptions were used in estimating discounted cash flows, we continue to believe that your discussion on page 61 should be revised to provide a sensitivity analysis as to how your impairment analysis would be impacted in the event that current charter hire rates or 1-year historical charter rates were used in estimating discounted cash flows for your vessels for unchartered periods. Please revise your discussion on page 61 to explain how your impairment analysis for the most recent period presented in your financial statements would be impacted in the event that current charter hire rates or 1-year historical charter rates were used for purposes of determining discounted cash flows for unchartered periods.

In response to the Staff’s comment, the Company has added disclosure to the referenced section to explain how its impairment analysis would be impacted in the event that 1-year historical charter rates were used in estimating the discounted cash flows for its vessels during unchartered periods.

7.	We note your response to our prior comment 33. We continue to believe that providing this information for each of your vessels provides investors with insight in to the extent to which you would incur a loss if you were to sell a particular vessel in your fleet. Please revise the table on page 62 to disclose the following for each of your vessels: vessel names, the date acquired and the carrying value. Also, please indicate by footnote or otherwise those vessels whose carrying values exceed their estimate market values. Please note that we will not object to your provision disclosure of the amounts by which by the aggregate carrying values of your vessels exceed the aggregate fair values of the vessels in footnotes to the table as currently disclosed.

The Company respectfully advises the Staff that it believes its tabular presentation of the aggregate estimated carrying values of its wholly-owned fleet by vessel type (VLCCs, including ULCCs, and Suezmaxes) is consistent with the public disclosure of other companies in its industry. Furthermore, the Company believes that disclosing the carrying value of each vessel on an individual basis will jeopardize its ability to negotiate sales prices in the future, and that the Company will be particularly disadvantaged because several other public companies in its industry do not publicly disclose this information in their filings with the Commission (such as Golar LNG Ltd., Grupo TMM, S.A.B., Horizon Lines, Inc., Hornbeck Offshore Services, Inc., International Shipholding Corp., Kirby Corp., Newlead Holdings Ltd., Overseas Shipholding Group Inc., Seacor Holdings Inc., Ship Finance International Ltd., Teekay Corporation, Teekay LNG Partners, Teekay Offshore Partners L.P., Teekay Tankers Ltd., and Ultrapetrol (Bahamas) Limited). The Company believes that its current disclosure of the amounts by which the aggregate carrying values of its vessels exceed the aggregate market values of its vessels adequately provides investors with material information about potential impairment.

Our Borrowing Activities, page 73

8.	Since debt of your joint venture investees is not reflected on your consolidated balance sheet, please revise the table on pages 73 and 74 to clearly indicate which debt is included in your consolidated balance sheet. Also, please revise to eliminate the debt of your joint ventures that is not reflected in your consolidated balance sheet from the total described as “total interest bearing debt” as we believe it potentially confusing since it implies that the debt of your joint ventures is reflected in your consolidated balance sheet.

In response to the Staff’s comment, the Company has revised the referenced table to separately present the debt of its joint ventures, and has removed such debt from the total described as “total interest bearing debt.”

Contractual Obligations, page 78

9.	We note the pro forma contractual obligations table that has been included on page 79 in response to our prior comment 35. Please explain why the various changes in your outstanding debt obligations reflected in the introductory paragraph to your capitalization table on page 44 of the registration statement, and which have been reflected in your “as adjusted” capitalization on pages 44 and 45, have not been reflected in the pro forma contractual obligations table. Please advise or revise as appropriate.

In response to the Staff’s comment, the Company has revised its pro forma contractual obligations table to reflect the various changes to the Company’s outstanding debt obligations, and other changes, as noted in the introductory paragraph to the capitalization table under the heading “Capitalization.”

The International Oil Tanker Shipping Industry, page 81

Overview of the Offshore Oil and Gas Industry, page 100

10.	We note your response to our prior comment 36. Please remove the language “subject to these limitations” in the last sentence of the introductory paragraph.

In response to the Staff’s comment, the Company has removed the referenced language.

Certain Relationships and Related Party Transactions, page 131

Registration Rights Agreements, page 131

11.	We note your response to previous comment 40. Once the terms of the registration rights agreement are finalized, please revise your disclosure on page 131 to disclose its significant terms. MD&A should also be similarly revised if you plan to enter into this agreement prior to or in connection with the offering.

The Company will revise its disclosure within the referenced sections to disclose the significant terms of the registration rights agreement when such terms are finalized.

Security Ownership of Certain Beneficial Owners, page 134

12.	We note your response to our prior comment 44 and re-issue the comment. For each of the entities listed in the table, please provide the natural person who has voting or dispositive power over the shares listed. Refer generally to General Instruction F to Form 20-F, regarding beneficial owner definition.

In response to the Staff’s comment, the Company has included the requested information in the security ownership table for TankLog Holdings Limited and Saverco NV, which are affiliates of the Company. With respect to the other shareholders listed in the table, which are not affiliates of the Company, the Company has disclosed the information available on the applicable Transparency Declaration Notice (“TDN”) received by the

Company. A TDN is a form (similar to a Schedule 13 filing in the United States), required under Belgian law to be filed with the Belgian Financial Services and Markets Authority by shareholders of Belgium listed companies whenever their shareholdings exceed or fall below 5% (or a multiplier thereof). All TDNs received by the Company are publicly available on its website at www.euronav.com. The most recent TDNs received by the Company are dated February 28, 2014. The Company does not have access to any additional information relating to the shareholders listed in the table.

Consolidated Statement of Financial Position, page F-2

13.	We note from your response to our prior comment 54 that the Company has included its unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2014 and 2013, and the notes thereto, and an updated capitalization table which reflects changes in the Company’s capitalization during the period subsequent to December 31, 2013 through March 31, 2014. We also note that the company will adjust the capitalization table to give effect to significant changes in the Company’s capitalization that have occurred subsequent to March 31, 2014 and which are expected to occur at the closing of the offering. However, we do not believe that the changes to the registration statement referenced above were fully responsive to our prior comment. As the disclosure on page 136 and elsewhere in the filing indicates that you have the option to convert your perpetual convertible preferred equity securities if your share price reaches a certain level over a certain period of time and your ordinary shares have been admitted to listing on the New York Stock exchange or the Nasdaq Stock Exchange and you disclose that you plan to exercise this option and issue 12,297,073 shares at the closing of the offering upon the conversion of the remaining 30 outstanding perpetual convertible preferred equity shares, please revise to include a pro forma balance sheet alongside your historical balance sheet as of March 31, 2014, giving effect to these changes in capitalization that will occur in connection with the offering. The notes to your financial statements should also be revised to explain the nature of the pro forma presentation.

The Company advises the Staff that the conversion of the initial 30 perpetual convertible preferred equity shares did not materially impact the Company’s total equity. Likewise, the conversion of the Company’s remaining 30 outstanding perpetual convertible preferred equity shares is not expected to have a material impact on the Company’s total equity. The potential conversion would result in the transfer of amounts on the Company’s Statement of Financial Position from “Other Equity” to “Share Capital” and “Share Premium” and would not change the Company’s “Total Equity.” Accordingly, the Company does not believe the requested pro forma information is required or would provide any additionally meaningful information to investors.

14.

In a related matter, since it appears that the shares to be issued as a result of the conversion of the remaining 30 outstanding perpetual convertible preferred equity shares into 12,297,073 ordinary shares in connection with your offering will have a dilutive effect on your first quarter earnings per share, please revise to disclose pro forma earnings per share on the face of your statement of operations for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your the remaining 30 outstanding perpetual convertible preferred equity shares into 12,297,073 ordinary shares in connection with your offering.

In response to the Staff’s comment, the Company has revised the notes to its financial statements to state that, as of the periods presented, the issuance of additional ordinary shares upon the conversion the remaining 30 outstanding perpetual convertible preferred equity shares and convertible notes would have been antidilutive to existing shareholders (that is, earnings per share would increase). The Company notes that the potential dilutive effect, if any, on its earnings per share for future periods resulting from a conversion of these securities depends on a number of unknown factors, including the Company’s net results, share price, and ultimate consummation of the conversion. Accordingly, as a result of the inherent inaccuracies in preparing such pro forma information and given that the results could change materially, the Company does not believe that providing such information would be helpful to investors.

Condensed Consolidated Interim Statement of Profit or Loss, page F-3

15.	Please revise the notes to your interim financial statements to disclose the weighted average number of ordinary shares used to calculate your basic and diluted earnings per share for each period presented. The notes to your financial statements should also be revised to include a reconciliation of weighted average shares used to compute basic and diluted earnings per share. Refer to the guidance outlined in paragraph 70(b) of IAS 33.

In response to the Staff’s comment, the Company has revised the notes to its financial statements to provide the requested information. The Company supplementally advises the Staff that this information is not required under IAS 34.

16.	In addition, please revise the notes to your financial statements to disclose the number of instruments (including contingently issuable shares) that could potentially dilute basic earnings per share in the future, but that were not included in the computation of diluted earnings per share because they are antidilutive for the periods presented. Refer to the disclosure requirements outlined in paragraph 70(c) of IAS 33.

In response to the Staff’s comment, the Company has revised the notes to its financial statements to provide the requested information. The Company supplementally advises the Staff that this information is not required under IAS 34.

Condensed Consolidated Interim Statement of Changes in Equity, page F-5

17.	Given the significant changes in equity that occurred during the three months ended March 31, 2014, please revise the notes to your interim financial statements to include a reconciliation of the number of ordinary shares outstanding at the beginning and end of the three months ended March 31, 2014. Refer to the disclosure requirements outlined in paragraph 79 of IAS 1.

In response to the Staff’s comment, the Company has revised the notes to its interim financial statements to include a reconciliation of the number of ordinary shares outstanding at the beginning and end of the three months ended March 31, 2014. The Company supplementally advises the Staff that this information is not required under IAS 34.

Part II

Item 7. Recent Sales of Unregistered Securities, page II-1

18.	Please indicate the section of the Securities Act of 1933 or the rule of the Commission under which exemption from registration was claimed for each of the transactions in this section and state briefly the facts relied upon to make the exemption available. Give the name of the principal underwriters, if any. As to any such securities not publicly offered, name the persons or identify the class of persons to whom the securities were sold. See Item 701 of Regulation S-K.

In response to the Staff’s comment, the Company has expanded its disclosure under “Item 7” to include the requested information.

Other

19.	Please provide a currently dated consent from the independent registered public accountants in upon the public filing of your Form F-1 registration statement.

The Company confirms that it will include a currently dated consent of its independent registered public accounting firm as an exhibit to the registration statement on Form F-1 that is publicly filed via EDGAR.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert Lustrin, Esq. at (212) 574-1420, Keith Billotti, Esq. at (212) 574-1274 or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe